Exhibit 99.2

Important Notice

In the United States, in the event of a tender offer, Unilever will file a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 following commencement of a tender offer (if any) within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 and holders of the Unilever ordinary shares, American depositary shares and registry shares are advised to read it when it becomes available as it will contain important information. Following commencement of a tender offer (if any), copies of the Schedule 14D-9 and other related documents filed by Unilever will be available free of charge on the SEC’s website at http://www.sec.gov.

MESSAGE FROM PAUL POLMAN

Dear

Many of you will have seen the breaking coverage of an announcement by Kraft Heinz Company about a potential offer for Unilever. Please find a link to our announcement.

As you can imagine, there are many things I would like to say to you now. However, I and my fellow Directors are bound by the strict rules that apply to these situations in the UK, which quite simply forbid me from making any comment.

However, I want to reassure you that, as it says in our announcement, we have rejected the proposal, because we see no merit, either financial or strategic, for Unilever’s shareholders. It fundamentally undervalues Unilever and we do not see the basis for any further discussions.

Just as importantly — I want to urge each and every one of you not to be distracted by this. Now, more than ever, I know I can rely on you to put all your efforts and passion into our business, our brands, and most importantly into serving our consumers. Your best response to this is another great quarter.

Warm regards

/s/ Paul Polman
Paul Polman, CEO